Exhibit 13

July 1, 2013

American Greetings Corporation

One American Road

Cleveland, Ohio 44114

Attention: Special Committee of the Board of Directors

Gentlemen:

As you are of course aware, in March of this year we reached a definitive agreement, after prolonged, arm’s-length negotiations, providing for the Weiss Family’s acquisition of American Greetings at the price of $18.20 per share. Peter J. Solomon Company, L.P., your independent financial advisor, rendered an opinion that the price was fair from a financial point of view. The agreed upon price represented a premium of 26.9% to the unaffected closing price of the Class A shares prior to our initial September 2012 proposal.

The Special Committee asked us to reconsider the deal price in light of recent developments. While we firmly believe that the $18.20 per share price is binding and remains fair, we have concluded that enhancing the price is the right thing to do.

Accordingly, we are writing to inform you that we are prepared to offer an increased price of $19.00 per share, subject to confirmation by you that the Special Committee would unanimously recommend it to shareholders and the modification of the transaction agreements as described below. The $19.00 per share price would represent a premium of 32.5% to the unaffected closing price of the Class A shares prior to our initial offer, and a premium of 4.4% to the agreed upon price of $18.20 per share. Our financing sources have approved the increased price notwithstanding recent turmoil in the credit markets. We require that the cap on the Specified Expenses (as defined in the Merger Agreement) be increased to $14.6 million to reflect the additional time and effort that has been required since we reached agreement in March. A like increase will be made to the cap on the guaranty provided by members of the Weiss Family under the Guaranty and Voting Agreement.

We have enclosed an amendment to the Merger Agreement that would effect these changes. Until definitive amendment documentation is executed, we reserve the right to withdraw or modify this proposal.

We look forward to your response.

Very truly yours,

/s/ Zev Weiss	/s/ Jeffrey Weiss
Zev Weiss	Jeffrey Weiss

On behalf of the Weiss Family